

May 3, 2018

Thomas Lyons
Chief Financial Officer
Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

      Re: **Provident Financial Services, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed March 1, 2018
             File No. 001-31566

Dear Mr. Lyons:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

December 31, 2017 Form 10-K

Note 12 – Income Taxes, page 91

1. We note in the table on page 92 that you recognized a $22 million deferred tax liability at December 31, 2017 compared to $0 at December 31, 2016 related to Deferred REIT dividend and also that you recognized $39 million of deferred federal tax expense for 2017. Please tell us, in detail, all the facts and circumstances related to the recognition of this deferred tax liability. Please also revise your MD&A in future filings to discuss the nature of transactions resulting in the variability in reported amounts related to the deferred tax liability and any implications on future operating results and liquidity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant at (202) 551-3437 or me at (202) 551-3492 if you have questions regarding our comment.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services